                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                   --------------

                                    SCHEDULE 13D
                                  (Amendment No. 1)
                                    (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)(1)

                               MANNATECH, INCORPORATED
                               -----------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     563771 10 4
                                     -----------
                                    (CUSIP Number)

                                   SIDLEY & AUSTIN
                          555 WEST FIFTH STREET, SUITE 4000
                                LOS ANGELES, CA 90013
                           ATTN: SHERWIN L. SAMUELS, ESQ.
                                    (213) 896-6000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  DECEMBER 20, 1999
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE:     Schedules filed in paper format shall include a signed
     original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 14 Pages)

----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 2 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              SAMUEL L. CASTER
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           5,713,549
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          5,713,549
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              5,713,549
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              23.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 3 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              WILLIAM C. FIORETTI
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           3,791,665
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        1,450,102
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          3,791,665
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             1,450,102
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              5,241,767
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              21.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 4 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              THE FIORETTI FAMILY PARTNERSHIP, LTD.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              TEXAS
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        1,450,102
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             1,450,102
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,450,102
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.9%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 5 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              CHARLES E. FIORETTI
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           5,264,149
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          5,264,149
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              5,264,149
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              21.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 6 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              DONALD W. HERNDON
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           375,485
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          375,485
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              375,485
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              1.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 7 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              HARLEY REGINALD MCDANIEL, SR., M.D.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              PF, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           509,569
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          509,569
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              509,569
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              2.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 8 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              DICK HANKINS, JR.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        139,800
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             139,800
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              139,800
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              0.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 9 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              NANCY HANKINS
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        139,800
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             139,800
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              139,800
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              0.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 563771 10 4          13D            Page 10 of 14 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              MARLIN RAY ROBBINS, JR.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           906,387
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          906,387
                                    --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              906,387
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              3.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 1 ("Amendment") relates to the common stock, par value $0.0001 per share (the "Stock"), of Mannatech, Incorporated, a Texas corporation (the "Company"), which has its principal executive offices at 600 South Royal Lane, Suite 200, Coppell, TX, 75019. This Amendment amends that certain Schedule 13D filed with the Securities and Exchange Commission on October 29, 1999 by the following persons: Samuel L. Caster, an individual ("Mr. Caster"), William C. Fioretti, an individual ("Mr. W. Fioretti"), The Fioretti Family Partnership, Ltd., a Texas limited partnership (the "Fioretti Partnership"), Charles E. Fioretti, an individual ("Mr. C. Fioretti"), Donald
W. Herndon, an individual ("Mr. Herndon") Harley Reginald McDaniel, Sr., M.D., an individual ("Dr. McDaniel"), Dick Hankins, Jr., an individual ("Mr. Hankins"), Nancy Hankins, an individual ("Mrs. Hankins"), and Marlin Ray Robbins, Jr., an individual ("Mr. Robbins"). Each of the persons or entities (other than the Company) named in the previous sentence is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

     Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Persons are filing this Amendment to report that no Reporting Person has any current intention to act together with any other Reporting Person for the purpose of acquiring, holding or disposing of any Stock. Accordingly, it is the Reporting Persons' belief that no Reporting Person is currently a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

          Depending upon the market price thereof and upon other conditions, certain Reporting Persons may acquire additional Stock from time to time in the open market or otherwise. In addition, depending upon market prices and other conditions, certain Reporting Persons may dispose of some or all of their Stock at any time and from time to time in the open market or otherwise at prices which such Reporting Persons may determine.

     Item 5 is hereby amended to read in its entirety as follows:

 ITEM 5.  INTEREST IN SECURITIES OF ISSUER

          (a) The responses to Items 2 through 11 on the cover pages hereto are incorporated herein by reference. The Reporting Persons' percentage ownership of the Stock was determined by referring to the Company's most recent Form 10-Q (filed with the Securities and Exchange Commission of November 12, 1999).

          (b) Mr. Hankins and Mrs. Hankins share voting and dispositive power with respect to their shares of Stock reported on this Amendment. Mr.
W. Fioretti, as the general partner of the Fioretti Partnership, may be deemed to share with the Fioretti Partnership voting


                            Page 11 of 14 Pages
and dispositive power with respect to the Fioretti Partnership's shares of Stock reported on this Amendment. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's shares of Stock. Each of the Reporting Persons disclaims beneficial ownership of the Stock for any other purposes.

          (c)  (i)   On November 1, 1999, Mr. C. Fioretti sold 7,000 shares
of Stock at a price of $7.22/share in a privately negotiated transaction. On November 2, 1999, Mr. C. Fioretti sold 200 shares of Stock at a price of $7.06/share in a privately negotiated transaction. On November 2, 1999, Mr.
C. Fioretti sold 2,000 shares of Stock at a price of $7.19/share in a privately negotiated transaction. On November 3, 1999, Mr. C. Fioretti sold 2,000 shares of Stock at a price of $6.87/share in a privately negotiated transaction. On November 4, 1999, Mr. C. Fioretti sold 2,000 shares of Stock at a price of $6.81/share in a privately negotiated transaction. On November 5, 1999, Mr. C. Fioretti sold 1,800 shares of Stock at a price of $7.06/share in a privately negotiated transaction. On November 5, 1999, Mr. C. Fioretti sold 2,000 shares of Stock at a price of $7.12/share in a privately negotiated transaction. On November 8, 1999, Mr. C. Fioretti sold 2,000 shares of Stock at a price of $6.69/share in a privately negotiated transaction. On November 8, 1999, Mr. C. Fioretti sold 2,000 shares of Stock at a price of $6.75/share in a privately negotiated transaction. On November 9, 1999, Mr. C. Fioretti sold 2,000 shares of Stock at a price of $6.91/share in a privately negotiated transaction. On November 10, 1999, Mr. C. Fioretti sold 3,000 shares of Stock at a price of $6.81/share in a privately negotiated transaction. On November 11, 1999, Mr. C. Fioretti sold 2,000 shares of Stock at a price of $6.56/share in a privately negotiated transaction. On November 12, 1999, Mr. C. Fioretti sold 8,000 shares of Stock at a price of $6.56/share in a privately negotiated transaction. On November 12, 1999, Mr. C. Fioretti sold 100 shares of Stock at a price of $6.62/share in a privately negotiated transaction. On November 15, 1999, Mr.
C. Fioretti sold 9,900 shares of Stock at a price of $6.62/share in a privately negotiated transaction. On November 16, 1999, Mr. C. Fioretti sold 10,000 shares of Stock at a price of $6.75/share in a privately negotiated transaction. On November 17, 1999, Mr. C. Fioretti sold 600 shares of Stock at a price of $6.87/share in a privately negotiated transaction. On November 17, 1999, Mr. C. Fioretti sold 10,000 shares of Stock at a price of $6.75/share in a privately negotiated transaction. On November 18, 1999, Mr.
C. Fioretti sold 400 shares of Stock at a price of $6.69/share in a privately negotiated transaction. On November 19, 1999, Mr. C. Fioretti sold 900 shares of Stock at a price of $6.69/share in a privately negotiated transaction. On November 22, 1999, Mr. C. Fioretti sold 1,600 shares of Stock at a price of $6.50/share in a privately negotiated transaction. On November 29, 1999, Mr.
C. Fioretti sold 19,000 shares of Stock at a price of $6.00/share in a privately negotiated transaction. On November 29, 1999, Mr. C. Fioretti sold 1,500 shares of Stock at a price of $6.06/share in a privately negotiated transaction. On November 30, 1999, Mr. C. Fioretti sold 3,000 shares of Stock at a price of $6.00/share in a privately negotiated transaction. On November 30, 1999, Mr. C. Fioretti sold 400 shares of Stock at a price of $6.06/share in a privately negotiated transaction.

               (ii) On October 21, 1999, Mr. W. Fioretti sold 400 shares of Stock at a price of $6.375/share in an open market transaction. On October 21, 1999, Mr. W. Fioretti sold 300 shares of Stock at a price of $6.1875/share in an open market transaction. On October 21, 1999, Mr. W. Fioretti sold 400 shares of Stock at a price of $6.75/share in an open market transaction. On October 21,


                            Page 12 of 14 Pages

1999, Mr. W. Fioretti sold 3,300 shares of Stock at a price of $6.1875/share in an open market transaction. On October 28, 1999, Mr. W. Fioretti sold 7,400 shares of Stock at a price of $7.80/share in an open market transaction. On October 29, 1999, Mr. W. Fioretti sold 15,700 shares of Stock at a price of $7.784/share in an open market transaction. On November 1, 1999, Mr. W. Fioretti sold 2,000 shares of Stock at a price of $7.556/share in an open market transaction. On November 3, 1999, Mr. W. Fioretti sold 30,000 shares of Stock at a price of $7.087/share in an open market transaction. On November 22, 1999, Mr. W. Fioretti sold 59,500 shares of Stock at a price of $8.842/share in an open market transaction. On November 23, 1999, Mr. W. Fioretti sold 11,000 shares of Stock at a price of $8.625/share in an open market transaction.

               (iii) On October 29, 1999, Mr. Robbins purchased 2,054 shares of Stock at a price of $7.06/share in an open market transaction. On November 11, 1999, Mr. Robbins purchased 5,000 shares of Stock at a price of $6.75/share in an open market transaction.

          (d) Mr. Hankins and Mrs. Hankins share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of their shares of Stock reported on this Amendment. As the general partner of the Fioretti Partnership, Mr. W. Fioretti may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of the Fioretti Partnership's shares of Stock reported on this Amendment. Except as set forth in this Item 5(d), no persons other than the Reporting Persons, with respect to the Stock, have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock reported on this Amendment.

          (e) As of the date hereof, the following persons have ceased to be the beneficial owners of more that five percent (5%) of the Stock: Mr. Hankins, Mrs. Hankins, Mr. Herndon, Mr. Robbins, and Dr. McDaniel.

     Item 6 is hereby amended to read in its entirety as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except for the Joint Filing Agreement among the Reporting Persons (a copy of which is being filed herewith as EXHIBIT A) there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of the Company.

     Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT A: Joint Filing Agreement among the Reporting Persons dated the date hereof.


                            Page 13 of 14 Pages

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 1999.

/s/ SAMUEL L. CASTER                    /s/ HARLEY REGINALD MCDANIEL, SR., M.D.
-----------------------------------     --------------------------------------
SAMUEL L. CASTER                        HARLEY REGINALD MCDANIEL, SR., M.D.


/s/  WILLIAM C. FIORETTI                /s/ DICK HANKINS, JR.
-----------------------------------     --------------------------------------
WILLIAM C. FIORETTI                     DICK HANKINS, JR.


THE FIORETTI FAMILY PARTNERSHIP



By:  /s/  WILLIAM C. FIORETTI           /s/ NANCY HANKINS
     ------------------------------     --------------------------------------
     William C. Fioretti,               NANCY HANKINS
     its General Partner


/s/  CHARLES E. FIORETTI                /s/ MARLIN RAY ROBBINS, JR.
-----------------------------------     --------------------------------------
CHARLES E. FIORETTI                     MARLIN RAY ROBBINS, JR.


/s/ DONALD W. HERNDON
-----------------------------------
DONALD W. HERNDON


                            Page 14 of 14 Pages